UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NATIONAL HEALTHCARE CORPORATION

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

635906 10 0

(CUSIP number)

December 31, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13G

CUSIP No. 635906 10 0	Page 2 of 4 Pages

(1)	Names of reporting persons IRA SOCHET
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 788,457(1)
(6) Shared voting power 4,357(1)
(7) Sole dispositive power 788,457(1)
(8) Shared dispositive power 4,357(1)
(9)	Aggregate amount beneficially owned by each reporting person 792,814(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.59%
(12)	Type of reporting person (see instructions) IN

(1)

Includes 37,213 of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by the Reporting Person. Includes Shares held in an IRA account and by Ira Sochet Trust, over which Mr. Sochet has voting and dispositive control. In addition, this includes Shares held by Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet, and 48 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by a family member of the Reporting Person.

(2)

Includes 3,510 Shares held by Sheryl Savar, the wife of Mr. Sochet. Mr. Sochet shares power to vote and dispose of such Shares. Also includes 847 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by Ms. Savar.

SCHEDULE 13G

CUSIP No. 635906 10 0	Page 3 of 4 Pages

Item 1(a).	Name of Issuer

NATIONAL HEALTHCARE CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices

100 VINE STREET
MURFREESBORO, TENNESSEE 37160

Item 2(a).	Name of Person Filing

This statement is filed by IRA SOCHET (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is P.O. Box 398537, Miami Beach, Florida 33239.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP No.

6359 06 100

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

This Item 3 is not applicable.

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 792,814 Shares. The Shares beneficially owned by the Reporting Person include 37,213 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by the Reporting Person. This includes Shares held in an IRA account and held by Ira Sochet Trust, over which Mr. Sochet has voting and dispositive control. In addition, this includes Shares held by Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet, and 48 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by a family member of the Reporting Person. Also includes 3,510 Shares held by Sheryl Savar, the wife of Mr. Sochet. Mr. Sochet shares power to vote and dispose of such Shares. Also include 847 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by Ms. Savar.

Item 4(b).	Percent of Class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of approximately 5.59% of the total number of Shares outstanding. The Shares beneficially owned by the Reporting Person includes 37,213 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by the Reporting Person. This includes Shares held in an IRA account and held by Ira Sochet Trust, over which Mr. Sochet has voting and dispositive

SCHEDULE 13G

CUSIP No. 635906 10 0	Page 4 of 4 Pages

control. In addition, this includes Shares held by Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet, and 48 shares of common stock issuable upon conversion of the Issuer’s Series A Convertible Stock held by a family member of the Reporting Person. Also includes 3,510 Shares held by Sheryl Savar, the wife of Mr. Sochet. Mr. Sochet shares power to vote and dispose of such Shares. Also includes 847 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Stock held by Ms. Savar.

Item 4(c).	Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote	788,457
(ii)	Shared power to vote or to direct the vote	4,357
(iii)	Sole power to dispose or to direct the disposition of	788,457
(iv)	Shared power to dispose or to direct the disposition of	4,357

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2013	By:	/s/ Ira Sochet
Ira Sochet